FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

SciVac Therapeutics Inc.
13 Gad Feinstein Rd.
Rehovot, 76100
Israel

Item 2:	Date of Material Change

October 26, 2015

Item 3:	News Release

The news release announcing the material change was issued on October 26, 2015 through the facilities of Marketwired via Canadian Disclosure and a copy was filed on SEDAR.

Item 4:	Summary of Material Change

On October 26, 2015 (the “Signing Date”), VBI Vaccines Inc., a Delaware corporation (“VBI”), SciVac Therapeutics Inc., a corporation organized under the laws of British Columbia, Canada (“SciVac”), and Seniccav Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of SciVac (the “Sub”), announced that they had entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions, the Sub will merge with and into VBI, with VBI surviving as a wholly owned subsidiary of SciVac (the “Proposed Merger”).

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

Merger Agreement

On the Signing Date, VBI, SciVac, and the Sub, announced that they had entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of certain conditions, the Proposed Merger will take place.

At the effective time of the Proposed Merger (the “Effective Time”), each share of VBI’s common stock, par value $0.0001 per share (“VBI Common Stock”) (including shares of VBI Common Stock issued prior to the Effective Time upon conversion of VBI’s Series 1 Convertible Preferred Stock, par value $0.0001 per share (the “VBI Preferred Stock”)) will be converted into the right to receive common shares of SciVac, no par value per share (the “SciVac Common Shares”), in the ratio of 20.808356 SciVac Common Shares for each share of VBI Common Stock (subject to proportionate adjustments for forward or reverse stock splits pursuant to the terms of the Merger Agreement) (the “Exchange Ratio”). In aggregate, VBI stockholders will receive approximately 541,573,712 SciVac Common Shares, representing approximately 42% of the issued and outstanding shares and voting power of the combined company after giving effect to the Proposed Merger. The total number of SciVac Common Shares that becomes issuable to the former holders of VBI’s Common Stock at the Effective Time is referred to as the “Merger Consideration”.

In addition, at the Effective Time, (i) each outstanding warrant to purchase a share of VBI Common Stock and (ii) each outstanding option to purchase a share of VBI Common Stock, whether vested or unvested, and so long as such warrant or option has not, prior to the Effective Time, been exercised, cancelled, terminated or expired, will be deemed to constitute a warrant or an option, as applicable, to purchase, on the same terms and conditions, a number of SciVac Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of VBI Common Stock subject to such warrant or option multiplied by (ii) the Exchange Ratio, at an exercise price per SciVac Common Share equal to the quotient of (i) the exercise price per share of VBI Common Stock (rounded up to the nearest cent) subject to such warrant or option (converted first into Canadian dollars as further described in the Merger Agreement) divided by (ii) the Exchange Ratio. In total, upon consummation of the Proposed Merger, holders of VBI Common Stock will receive shares, options and warrants of SciVac representing approximately 46% of the fully diluted outstanding shares of the combined company.

Jeff Baxter, VBI’s President and Chief Executive Officer, will be the President and Chief Executive Officer of the combined company. VBI’s Chairman of the board, Dr. Steven Gillis, Ph.D., will serve as Chairman of the board of directors of the combined company. Dr. David Anderson, Ph.D., VBI’s Chief Scientific Officer, will be Chief Scientific Officer of the combined company; and Dr. Curtis Lockshin, Ph.D., SciVac’s Chief Executive Officer, will assume the role of Chief Technical Officer of the combined company.

The obligation of the parties to consummate the Proposed Merger is subject to a number of closing conditions, including, among other customary conditions:

●	VBI’s stockholders will have approved the Merger Agreement and the Proposed Merger at a special meeting of its stockholders to be held at a time and place to be determined (“VBI Stockholder Approval”);

●	SciVac’s shareholders will have approved issuance of the Merger Consideration, the change of SciVac’s name to “VBI Vaccines Inc.” and a new equity incentive plan (the “SciVac Shareholder Approval”);

●	SciVac must have obtained the conditional approval of the Toronto Stock Exchange (the “TSX”) to list the Merger Consideration on the TSX, with final approval subject to receipt of the SciVac Shareholder Approval;

●	NASDAQ or the New York Stock Exchange (the “NYSE”) must have approved an initial listing application of SciVac on a post-merger basis, and the Merger Consideration shall have been approved for quotation or listing, as the case may be, on NASDAQ or the NYSE, as applicable;

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●	termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

●	the absence of any injunction or similar restraint prohibiting or making illegal consummation of the Proposed Merger or any of the other transactions contemplated by the Merger Agreement;

●	the effectiveness of the registration statement in connection with the issuance of the Merger Consideration in the Proposed Merger; and

●	SciVac and VBI must have consummated a $25 million financing transaction to be completed concurrently with the Proposed Merger.

The Merger Agreement contains certain termination rights for each of VBI and SciVac, including the right of each party to terminate the Merger Agreement if the Proposed Merger has not been consummated by March 31, 2016. Neither VBI nor SciVac is permitted to solicit, initiate or knowingly encourage the submission or announcement of any inquiries or offers that constitute or would reasonably be expected to lead to any “Acquisition Proposal” (as defined in the Merger Agreement). However, prior to the receipt of, in the case of VBI, the Required Company Vote (as defined in the Merger Agreement), or, in the case of SciVac, the SciVac Shareholder Approval, VBI’s board of directors or SciVac’s board of directors, as applicable, may participate in negotiations or discussions with any third party that has made a bona fide, unsolicited Acquisition Proposal that the applicable board determines in good faith, after consultation with the its outside legal counsel and financial advisors, constitutes or could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement). Each party has the right to terminate the Merger Agreement if the other party enters into an acquisition agreement with respect to a Superior Proposal under certain circumstances further described in the Merger Agreement. In the event SciVac terminates the Merger Agreement on the basis of a Superior Proposal entered into by VBI, VBI shall pay to SciVac a US$2,700,000 termination fee, and if VBI terminates the Merger Agreement on the basis of a Superior Proposal entered into by SciVac, SciVac shall pay to VBI a US$3,344,000 termination fee.

Voting and Support Agreements of Certain VBI Stockholders and Certain SciVac Shareholders

Concurrently with the execution of the Merger Agreement, certain stockholders of VBI and certain shareholders of SciVac have entered into the voting agreements, pursuant to which such equity holders have, among other matters, agreed to support the Proposed Merger and the other transactions contemplated by the Merger Agreement (the “Voting Agreements”).

Under the Voting Agreements, in addition to agreeing to vote in favor of approval of the Proposed Merger, the Merger Agreement and the transactions contemplated thereby, each stockholder of VBI and shareholder of SciVac party to a Voting Agreement has agreed to not transfer, sell, offer to sell, exchange, assign, pledge or otherwise dispose of or encumber any of VBI Common Stock or SciVac Common Shares held by such holder prior to (i) the Proposed Merger becoming effective; (ii) the termination of the Merger Agreement in accordance with its terms; (iii) or a voluntary termination of such holder’s Voting Agreement by the holder following (A) any increase in the Merger Consideration in the case of shareholders of SciVac party to a Voting Agreement or decrease in the Merger Consideration in the case of stockholders of VBI party to a Voting Agreement; (B) any change to the form of Merger Consideration; or (C) the first anniversary of the date of such holder’s Voting Agreement; whichever occurs first.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Jim Martin, Chief Financial Officer at (305)575-4207 or jmartin@scivactherapeutics.com

Item 9:	Date of Report

October 26, 2015.

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